Signal Advance, Inc.
3515 County Road 81
Rosharon, TX 77583

April 3, 2014

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Tim Buckmiller


Re:    Signal Advance, Inc. - Request for Withdrawal of
       Post-Effective Amendment No. 2 to Registration
       Statement on Form S-1 (File No. 333-192374)


Mr. Buckmiller,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Signal Advance, Inc., a Texas corporation, requests the withdrawal, effective immediately, of the above-referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-192374) submiited using Form POS AM, originally filed with the Securities and Exchange Commission on March 20, 2014.

The Post-Effective Amendment exceeded the 20% maximum number of additional shares being registered (per Section 462b). A post-effective Amendment will be refiled in conformance with the aforementiuoned requirement.

No securities were sold in connection with the Post-Effective Amendment.

Please contact the Company President, Chris M. Hymel, at telephone number 713 510 7445 or by email at chymel@signaladvance.com should you require additional information concerning the foregoing.


Thank You


/s/ Chris M. Hymel

Chris M. Hymel, President
Signal Advance, Inc.